JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

September 26, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Angela Crane, Branch Chief

Re:	Jabil Circuit, Inc.

Form 10-K for the fiscal year ended August 31, 2006

File No. 001-14063

Dear Ms. Crane:

On behalf of Jabil Circuit, Inc. (“Jabil”), I am writing in response to the comment set forth in your letter addressed to the undersigned dated September 24, 2007 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), the Staff’s comment is repeated below, along with Jabil’s response to the comment set forth immediately following the comment.

Comment 1

Form 10-Q for the Three and Nine-Months Ended May 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 33

1.	Please refer to prior comment 10. We believe that charges relating to activities for which the revenues and expenses have historically been included in operating income should generally be classified as an operating activity. Since the operations of the manufacturing facility were part of your operations, we continue to believe that you should revise future filings to reclassify the payment of the costs by the seller within operating income. If you do not agree, please tell in detail the basis for your conclusion. Refer to the guidance in SAB Topic 5.P.

Response to Comment 1

In response to the Staff’s comment, Jabil agrees that, as requested, it will revise future filings to reclassify the payment of the costs by the seller that you note within operating income.

Securities and Exchange Commission

September 26, 2007

*        *        *

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jabil believes that the foregoing responds fully to the question in the Staff’s September 24, 2007 Comment Letter. If you agree, can you please confirm to Jabil that you have completed your review of Jabil’s Form 10-K for its fiscal year ended August 31, 2006, and related filings, and do not, at this time, have any further comments?

Please let us know if you have any questions about our responses.

Respectfully submitted,

JABIL CIRCUIT, INC.

By:	/s/ Forbes I.J. Alexander
Forbes I.J. Alexander
Chief Financial Officer

cc:	Timothy L. Main, Chief Executive Officer, Jabil Circuit, Inc.

Robert L. Paver, General Counsel, Jabil Circuit, Inc.

Chester E. Bacheller, Esq., Holland & Knight LLP

Steven W. McMullen, Partner, KPMG LLP